02035894

EXECUTION COPY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

AXA
(Translation of registrant's name into English)

25, Avenue Matignon
75008 Paris, France
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _x_ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A

Number of pages _15_

Exhibit Index is on page _4_

INCORPORATION BY REFERENCE

The registrant's press release dated May 13, 2002 furnished under cover of this Form 6-K is incorporated by reference into the registrant's (i) Registration Statement on Form F-3 (File No. 333-12956), (ii) Registration Statement on Form S-8 (File No. 333-12944) and (iii) Registration Statement on Form S-8 (File No. 333-9212).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AXA
(Registrant)

Name: Gérard de La Martinière
Title: Member of the Management Board
Group Executive President, Finance
Control and Strategy

Date: May 13, 2002

EXHIBIT INDEX

2056044.1

PRESS RELEASE

May 13, 2002

AXA CONSOLIDATED REVENUES UP 1.9% ON A COMPARABLE BASIS IN THE FIRST QUARTER OF 2002 TO EURO 21.1 BILLION

- **Life & Savings revenues, which represent 58% of total revenues, declined by 2.2% compared with the same period last year to Euro 12.2 billion. All of our major operations are showing positive growth, with the exception of France due to lower unit-linked sales.**

- **In line with Group focus on Property and Casualty profitability, Property & Casualty revenues, which represent 24% of total revenues, were Euro 5.1 billion, up 4.1% from first quarter 2001, benefiting from a strong contribution of France on both personal and commercial lines.**

- **Asset Management fees, which represent 4% of total revenues, declined by 2.2% to Euro 0.9 billion, due to a shift in product mix. Nevertheless, positive net cash inflows of Euro 11.4 billion in the first quarter of 2002 demonstrate the quality of our business model and distribution franchise.**

- **International Insurance revenues, which represent 13% of total revenues, were Euro 2.7 billion, up 24.3%, driven by higher premium rates and despite selective underwriting.**

Numbers herein have not been adjusted for scope and currency changes. Growth rates are on a comparable basis and, accordingly, have been adjusted for changes in scope, accounting methods and currency.

PARIS—AXA reported today that consolidated revenues for the quarter rose 1.9% to Euro 21.1 billion compared with the prior year period.

"Our primary focus is on operating efficiency while developing the platform that will enable us to fully capture the growth of our businesses"; said AXA CEO Henri de Castries. "The first three months of 2002 have seen the Group focus on the following objectives: (i) obtaining the right price for the right risk and implementing strong tariff increases where necessary, (ii) imposing very selective underwriting practices for insufficiently profitable business (especially commercial lines' risks in continental Europe), and (iii) maintaining a profitable flow of business in our Life & Savings and Asset Management operations."

"Our International Insurance business is focusing on controlled and sustainable growth, and is benefiting from a positive turn in the pricing cycle."

"Life & Savings fundamentals are sound and we are still enjoying strong growth in the UK, in Australia / New Zealand and in Belgium, while growth is picking up in Germany, the US and in Japan. Strategic initiatives carried out by our French operations should enable the Group to restore growth by the end of the year. "

"Our Asset Management operations are delivering strong positive net new money flows totaling Euro 11.4 billion in the first quarter. "

Period ended (Euro million)	March 31, 2002*	March 31, 2001	Change	Change on a comparable basis
TOTAL	**21 119**	**20 601**	**+2.5%**	**+1.9%**
Life & Savings	**12 160**	**12 386**	**-1.8%**	**-2.2%**
. France	2 538	2 972	-14.6%	-14.1%
. United Kingdom	2 441	2 187	+11.6%	+8.2%
. Germany	744	717	+3.8%	+3.8%
. Belgium	501	457	+9.6%	+9.6%
. United States	3 031	2 855	+6.2%	+0.8%
. Japan	1 470	1 561	-5.9%	+9.4%
. Australia / New Zealand	475	543	-12.4%	+1.4%
. Hong-Kong	243	251	-3.2%	-28.8%
. Other countries	717	842	-14.9%	-20,7%
Property & Casualty	**5 071**	**5 017**	**+1.1%**	**+4.1%**
. France	1 466	1 368	+7.1%	+7.1%
. Germany	1 297	1 394	-6.9%	-3.7%
. United Kingdom	680	594	+14.4%	+8.2%
. Belgium	406	394	+3.2%	+3.2%
. Other countries	1 222	1 268	-3.6%	+7.6%
International Insurance	**2 710**	**2 020**	**+34.2%**	**+24.3%**
. AXA Corporate Solutions	2 604	1 934	+34.6%	+24.2%
. Assistance	104	83	+24.3%	+26.6%
. Other transnational activities	2	2	-0.1%	-0.1%
Asset Management	**928**	**888**	**+4.5%**	**-2.2%**
. Alliance Capital	788	770	+2.3%	-3.6%
. AXA Investment Managers	140	112	+24.5%	+6.9%
. National Mutual Funds Mgt	-	5	N/A	N/A
Other Financial Services	**250**	**290**	**-13.7%**	**-12.1%**

* 2002 revenues have been unfavorably impacted by:

1. "De-consolidations": Direct Assurances Vie in France, AXA Minmetals in China, and the Luxembourg Bank, previously integrated in AXA Bank Belgium sub-group
2. Changes in consolidation method for some entities: Argovie (France), Direct Seguros (Spain), Turkey, Hong-Kong and Singapore (P&C) are now consolidated within the AXA Group using the equity method (The revenues of such operations totaled Euro 179 million in the period ended March 31, 2001).

LIFE & SAVINGS: 58% of consolidated revenues

Total Life & Savings revenues decreased -2.2% in the first quarter 2002 to Euro 12,160 million.

France (21% of total Life & Savings): Revenues decreased by 14% to Euro 2,538 million. Sales declined due to the focus of the distribution networks on the re-pricing of Property & Casualty products and to the difficult financial markets, which particularly impacted sales of unit-linked products. First quarter 2001 unit-linked sales were boosted by the strong success of equity-based investment structured products. Nevertheless, AXA France first quarter 2002 share of unit-linked sales in total premiums still remain above market average.

- **Investment & Savings (64% of total revenues):** Individual premiums (55%) were down 24% mainly due to weak financial markets. General Account individual savings increased by 27%, but were offset by a decline in individual unit-linked premiums (27% of the individual premiums) which declined by 63% as clients turned to short-term products in the weak and volatile equity market environment. Group premiums (9%) increased by 11%, benefiting from additional premiums in the first quarter of this year.
- **Life & Health (36% of total revenues):** Premiums increased 1%, as individual premiums grew 3%.

Strong mobilization of sales forces on Life & Savings for the rest of the year should improve the first quarter's trend.

United-Kingdom (20% of total Life & Savings): Total revenues grew 8% to Euro 2,441 million. Excluding health (11% of total revenues), revenues increased by 9%, with new business on an APE[1] basis up +13%[2] following strong sales through the IFA and Direct Marketing distribution channels.

- **Investment & Savings (78%):** Premium revenues were up 11% compared to prior year, with new business APE up 15%[2]. This was supported by strong with-profit bond sales in the quarter (+37%). AXA is one of the strongest with-profit providers in the UK and has one of the strongest free asset ratios in the market[3]. This position will be maintained by our prudent approach to managing new with-profit business to sustainable levels. AXA has developed new investment propositions designed to sustain future growth.

  Group pension business increased by 32%, benefiting from AXA's strategy of focusing on key players in the intermediary market. This has offset a decline in sales of less profitable Individual pensions and Immediate Annuity business from the exceptional level reached in 2001 when individual pension sales were driven by changes to tax legislation.

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[1] Annual Premium Equivalent (APE) is the sum of 100% of regular premiums and 10% of single premiums.
[2] Excluding a non recurrent bulk transfer
[3] Ranked 3rd in terms of with-profit free asset ratios of a 41 companies surveyed by Money Management in October 2001.

- **Life (10%):** Growth in new business through the Direct Marketing channel of 18%, resulting from successful advertising campaigns, made up for the reduction in total life premiums following our exit from the mortgage endowment market.
- **Health (11%):** Revenues increased by 3% driven by price increases in both individual and corporate business (respectively +10% and +8%).

Germany (6% of total Life & Savings): Revenues rose 4% to Euro 774 million.

- **Investment & Savings (17%):** Revenues increased 14% to Euro 126 million, mainly driven by non unit-linked products, which accounted for 97% of total revenues. The Group benefited from a rise in single premiums due to last year's wait-and-see approach to Pension Reform in the market. Despite the launch of the Riester reform, the impact is still minimal (5,018 contracts for Euro 1.1 million of premiums), though Group's focus on the most profitable part of the market is expected to grow during the year. Unit-linked premiums significantly increased but still represent a very small portion of total revenues (3% as compared to 1% in first quarter of 2001).
- **Life (53%):** Revenues were flat at Euro 391 million. Tax reform continued to fuel a shift in product mix towards unit-linked life premiums (10% of total revenues), that grew by 32%.
- **Health (22%):** Additional rate increases and strong new business sales (+28%) continued to drive health premiums' growth of 12%, largely outperforming the estimated market growth of 5%.

Belgium (4% of total Life & Savings): Revenues were Euro 501 million, up 10% from a record period a year ago. This continued growth is the result of a strong product offering, a good marketing campaign and a focused distribution strategy with Belgium brokers. The broker distribution channel remains very important (93% of premiums) and showed strong growth of +9%.

- **Investment & savings (89%):** Premium increased by 12% due to continuing strong sales of CREST policies (+23%). This was offset to some extent by a decline in sales of unit-linked products (-29%) due to the difficult financial markets.
- **Life (11%):** Premiums were stable in a mature market.

United States (25% of total Life & Savings): Revenues were Euro 3,031 million, up 1%.

- **Investment & Savings (64%):** Premiums increased by 5%, while sales net of surrenders increased by 24%. The premium growth was mainly driven by Euro 462 million sales of the fixed annuity Single Premium Deferred Annuity product (SPDA). The SPDA sales offset the decline in variable annuities (in line with last quarter 2001 decline). In the wholesale channel, variable annuity sales decreased in anticipation of a new product introduction to occur in April. In the retail channel, variable annuity sales decline was in line with the rest of the market on continued weakness of the equity market.

- **Life (24%):** Premiums decreased by 9% mainly due to decline in first year optional business, reflecting the continued weakness in the equity markets. Nevertheless, life premiums showed a 1% increase from last quarter 2001.
- **Other premiums (8%):** This business was flat, with higher institutional premiums offset by lower Group Pension premiums.
- **Other revenues (4%):** The decline of 1% is due to a decrease in asset management fees partially offset by an increase in brokerage service fees, related to increased commissions and fees from third-party product sales.

Japan[4] (12 % of total Life & Savings): Revenues increased by 9% to Euro 1,470 million, driven by strong sales of Group products (+35%), particularly pensions. AXA Japan continues to focus on higher margin products, such as medical or riders. New business on an APE basis was up 12%, essentially following strong sales of health and term rider type policies as well as a sound development of the Group pension business.

- **Investment & Savings (39%):** Premiums increased by 34% to Euro 582 million, due to strong growth in Group pensions (+54%). Individual product lines were stable as distribution channels focused on selling the most profitable products, such as health products
- **Life (46%):** Premiums were down 5% because of a drop in unit-linked revenues of 80%, due to a change in premium receipts (from single to recurring premiums) and the poor equity market environment. Traditional life products grew by 2% driven by individual endowment and whole life products.
- **Health (15%):** Revenues grew by 7% as the sales force focused on sales of Medical Whole Life products (+33%).

Australia & New Zealand[5](4% of total Life & Savings): Revenues increased by 1% to Euro 475 million in the first quarter, mainly due to higher inflows from wholesale products.

Life & Savings in Australia is conducted through traditional life and unit-linked insurance contracts but also more and more through Master Trust and Mutual Fund type products. AXA's reporting format for revenues does not include net inflows on those products, which are becoming a more significant portion of the Australian business. Mutual fund net inflows increased by 45% during the quarter, to Euro 148 million, mainly due to the continued growth of mezzanine unit trusts which were launched in the second half of 2001 and to the Euro 48 million inflow from the acquisition of Sterling Grace.

- **Investment & Savings (44%):** Premiums sales decreased by 4% reflecting lower sales of single premium retirement products, in line with market trend.

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[4] AXA Japan closes its accounts in September. Therefore, the gross written premium analysis relates to the 3 months period ending December 31,2001.

[5] Following the change in the closing calendar of AXA Asia Pacific Holdings, all analyses are based on January to March 2002 period compared to January to March 2001 period (which was reported in AXA second quarter 2001 revenues).

- **Health including income protection (33%):** Premiums rose 1% as a result of premium rate increases on Income Protection business and an increase in health new members.
- **Life (12%):** Premiums declined by 6% as financial advisors deferred sales in anticipation of new premium rates in the scope of brand re-positioning.
- **Others (11%):** Written premiums increased by 26% mainly due to improvement in inflows of products with capital guaranteed in the short-term.

Hong-Kong[5] (2% of total Life & Savings): On a comparable basis, gross written premiums were down 29% to Euro 243 million, as prior year revenues included internal transfers from pre-existing retirement plans (ORSO) to the Mandatory Provident Fund (MPF) which was introduced in the early part of 2001. Excluding these internal conversions, premiums were almost flat (-1%).

Other Countries (6% of total Life & Savings): Revenues decreased to Euro 717 million from Euro 842 million, with most countries but Spain reporting an increase in sales. In Spain, revenues decreased by 63% mainly due to the inclusion in 2001 of a Group large single premium contract of Euro 147 million. For the other countries, Italy posted the most significant increase, with premiums up 43%, reflecting the early benefits of a bancassurance agreement signed last year and the growing success of the agent network. The Netherlands posted a 10% increase to Euro 372 million, driven by the rapid development of highly competitive non unit-linked Investment & Savings products and increased rates in Health .

PROPERTY & CASUALTY: 24% of consolidated revenues

Property & Casualty (note: large risks are included in the International Insurance segment) gross written premiums rose 4.1% to Euro 5,071 million in the first quarter of 2002.

- **The Group is delivering on its target of improving commercial lines loss ratio through tariff increases and selective underwriting**
- **The focus on personal lines is more towards moderate tariff increases, except in some particular instances where underwriting rules are being applied stricter (e.g. the UK motor and German liability businesses).**

[5] Following the change in the closing calendar of AXA Asia Pacific Holdings, all analyses are based on January to March 2002 period compared to January to March 2001 period (which was reported in AXA second quarter 2001 revenues).

France (29% of total P&C): Revenues grew by 7% to Euro 1,466 million, attributable to successful rate increases, especially in SME commercial lines.

- **Personal (46%):** Premiums grew by 4%, mainly due to growth in motor lines (+5%), which benefited from tariff increases averaging +3%. Non motor premiums were up 3% mainly due to an increase of 4% in household average premiums. Tied agents are the main contributors to this first quarter growth.
- **Commercial (54%):** Premiums increased by 10%, mainly due to higher rates in every line of business associated with a strict underwriting policy. Motor (22% of commercial lines) increased by 11% despite a strict control of fleets and transportation portfolio where average premiums were up by 7%. Non motor lines (78% of commercial lines) were up 10% as property lines increased by 11% (average premium up 10%), In the first quarter of 2002, commercial lines accounted for 54% of total premiums versus 44% in full year 2001 as 40% of commercial contracts are renewed in the first quarter. Therefore as the year progresses, the impact of Q1'02 commercial lines increase on France total revenues growth should gradually decrease.

Germany (26% of total P&C): Revenues decreased by 4% to Euro 1,297 million, resulting from selective underwriting and a voluntary higher cancellation rate in commercial property.

- **Personal (64%):** Premiums decreased by 3% as rate increases were offset by policy cancellations. Strict re-underwriting measures resulted in a targeted reduction of liability insurance in the architects and engineering segments.
- **Commercial (27%):** Premiums decreased by 2%. Strict re-underwriting and restructuring of the portfolio produced a decline of 4% of the property portfolio and 7% of the liability portfolio. This was partially offset by strong rate increases in the aviation business due to increased war premiums.
- **Other (9%):** Premiums were down 13% in a segment that had a 2001 combined ratio above 120%. A 33% growth in Art insurance offset the 35% decrease from planned contract terminations in assumed business.

United Kingdom (13% of total P&C): Premium increased by 8% to Euro 680 million with strong growth in Commercial (+38%) mitigating the decline in Personal (-15%) reflecting the impact of ongoing re-underwriting measures, particularly in Personal Motor Lines.

- **Personal (46%):** Premiums decreased by 15% mainly due to deliberate cancellation of unprofitable contracts resulting in a large portfolio outflow (-18%) in the motor segment (44% of personal lines) and a decrease in household accounts (-13%) following the withdrawal from some affinity group distribution partnerships.

- **Commercial (49%):** This segment has grown significantly, with revenues up 38%, including Euro 26 million of business generated from ex-Independent business. Even excluding this substantial source of business, commercial lines gross written premiums increased by 28%. Motor premiums increased 6% due to an improved retention ratio and several large acquisitions. Non-motor premiums, excluding ex-Independent business, increased 35%, reflecting strong rating actions (especially on liability business +50%) in hard market conditions.
- **Other (5%):** The Euro 17 million increase was mainly due to the development of motor business by the Belfast branch.

Belgium (8% of total P&C): Revenues increased by 3% to Euro 406 million, with growth in both commercial and personal lines.

- **Personal (61%):** Revenues were up 4% due to motor business (56% of personal business) which posted a 7% increase. This was the result of tariff increases (average premium increased by 4%) and 2% portfolio growth.
- **Commercial (38%):** Revenues rose 3%, mainly driven by Motor, Property and Health businesses. Motor lines (19% of commercial lines) increased by 10%, explained mainly by a timing difference in the receipt of a commercial premium in 2001 and one large new contract. Non motor lines (81% of commercial lines) increased by 2% following a strong increase in Property premium related to one large new contract ; excluding such large contract win, commercial premiums decreased 1% mainly related to cancellation measures taken by AXA.

Other Countries (24% of total P&C): Revenues increased by 8% to Euro 1,222 million. In Spain, Canada and Ireland, which represent 5%, 3% and 3% of P&C, respectively, revenues were up 12%, 16% and 21%, respectively. The overall premium growth was mostly attributable to strong tariff increases in hardening markets. Personal motor rates increased 12% in Spain, 13% in Canada, 8% in Ireland, while household rates in Ireland increased by 40% compared to 2001.

ASSET MANAGEMENT: 4% of consolidated revenues

Asset management revenues were slightly down (-2.2%) to Euro 928 million to be compared to a relatively strong first quarter 2001, as equity markets started to collapse in March 2001. Overall, our asset managers collected Euro 11.4 billion in net new money, demonstrating their powerful business model and distribution franchise.

B

Alliance Capital (85%): Revenues were down 4% to Euro 788 million.
Assets under management of Euro 518 billion at March 31, 2002 were stable versus December 31, 2001. Cash flows were positive in all segments, particularly Institutional Accounts, which benefited from very strong new mandate wins (63 new mandates). In retail, changes in tax legislation accelerated sales of College bound funds and the private client division had one of its best quarters in terms of new flows.
The 4% decline in gross revenues was due to lower advisory fees attributable to (i) lower average AUM (down 1% versus first quarter 2001), and (ii) a market-related shift from higher fee equity mutual funds to lower fee fixed income and cash management funds.
Institutional Research Services grew by 12% driven by a growing market share of NYSE transactions.

AXA Investment Managers (15%): Revenues (net of inter-company transactions) were up 7% to Euro 140 million.
Assets under management increased by 2% to Euro 283 billion at March 31, 2002, benefiting from net new money (Euro 5 billion) and market appreciation (Euro 1 billion).

INTERNATIONAL INSURANCE: 13% of consolidated revenues

International Insurance revenues rose 24,3% to Euro 2,710 million, driven by higher premium rates and selective underwriting.

Reinsurance (68%): Revenues increased by 22% to Euro 1,842 million, reflecting the positive impact of the treaty renewal campaign in property & casualty lines (92%). The first quarter 2002 renewal campaign produced higher premium rates (+20 to 25% on non-proportional treaties), engagement in higher layers, issuance of new clauses excluding terrorism and covered perils, and redefinition of the nature and limitation of treaty guarantees.

Insurance (27%): Premiums were up 36% to Euro 731 million, due to the recovery of the French property and casualty portfolio resulting from the renewal campaign characterized by a stringent underwriting policy and from the market premium rate increase post September 11, 2001 events (+30% for Casualty and 70% in Property, on average). In addition, the German portfolio[6] benefited from an up-turn of the market.

[6] As of January 2002, AXA Germany transferred the right of renewal of its large corporate customer (Euro 115 million premiums versus Euro 60 millions in 2001) to AXA Corporate Solutions insurance

About AXA

AXA Group is a worldwide leader in financial protection and wealth management. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 910 billion in assets under management as of December 31, 2001 and reported revenues of approximately Euro 75 billion for 2001. Revenues as of March 31, 2002 were Euro 21 billion. The AXA ordinary share is listed and trades under the symbol *AXA* on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol *AXA*.

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This press release is also available on AXA Group web site: www.axa.com

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CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements in this presentation are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents. Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2000 for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.